

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 20, 2010

Mr. Qingqing Wu
Chief Executive Officer
Vlov, Inc.
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People's Republic of China
(86592) 2345999

> **RE: Vlov, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed August 27, 2010**
> **File No. 333-163803**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-53155**

Dear Mr. Wu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed August 27, 2010

General

1.   Please refer to the contractual arrangements and interrelated ownership structure described in your Summary and Business sections and on page 57 under "Our Officers and Directors' Relationship with Us, Our Subsidiaries and VIE." Please revise to address the extent to which the interests of you and your subsidiaries are and are not aligned with the interests of the special purpose entities through which operations are conducted. In this regard, and as a non-exclusive example, we note that Mr. Zhifan Wu resigned from your board of directors.

2.   We note your response to comment one from out letter dated June 21, 2010 and disclosure in the summary and elsewhere indicating your intention to have Yinglin Jinduren transfer its business operations to your Chinese subsidiary. With a view to disclosure, please advise us of the potential impact that Chinese regulations regarding foreign ownership of Chinese companies may have on this transfer and your operations.

3.   Also, please revise Family Relationships on page 52 to address the Messrs. Wu, who appear to be brothers and control the entity conducting all of your operations, or advise.

Risk Factors, page 3

4.   We note your response to comment four of our letter dated June 21, 2010. Please revise here or where appropriate to briefly address the measures you take by which you "historically avoided credit exposure."

5.   We note your response to prior comment five and revised disclosure on page six regarding your distributors. You indicate that four distributors each accounted for ten percent or more of your total sales. Please advise if you have filed the agreements you have with these distributors pursuant to Item 601 of Regulation S-K.

Plan of Distribution, page 27

6.   On page 27 and elsewhere in your prospectus you use the phrase "(subject to certain adjustments")" in connection with the conversion of securities. Please revise here or where appropriate, and include cross references, to the description of the certain adjustments.

7.   Please clarify whether the bridge loan referenced on page 27 has been repaid.

Business, page 28

8.   We note the revised disclosure on page 29 and your response to prior comments eight and
        nine. On page 27 you refer to an agreement with Ancora and Pope pursuant to which
        they agreed to "provide you with" a public shell. Please revise to address the material
        terms of this arrangement and discuss the background of this transaction, including the
        roles played by MMH Group, Ancora and Pope.

9.   We note the references to the opinion of your PRC counsel in this section. Please revise
        to discuss this opinion in greater detail, including the scope of the opinion, the matters
        addressed, and any material qualifications or assumptions contained therein.

History and Corporate Structure, page 29

10.   We note that as a result of contractual arrangements, you are able to receive through a
        service fee earned by HK Dong Rong, all of the net income of Yinglin Jinduren, although
        you have generally allowed such amounts to be retained by Yinglin Jinduren to support
        its operations. We further note your disclosure throughout the registration statement of
        the limitations and restrictions on both your ability to distribute cash from PRC to the
        United States, and the amount available to distribute to you. Please revise to disclose the
        total accumulated net income available to distribute to the Company at June 30, 2010 and
        December 31, 2009, and discuss how this amount was determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
42

Overview, page 42

11.   We note that it is your intention and that of the equity owners of Yinglin Jinduren to
        transfer all of the business operations currently conducted by Yinglin Jinduren to China
        Dong Rong sometime in 2010, but as of the date of this prospectus, such transfer has not
        occurred and China Dong Rong currently conducts no business activities. Please tell us if
        you expect to provide consideration to the equity owners of Yinglin Jinduren for this
        transfer or if no consideration will be provided to them, and revise your disclosures
        accordingly.

Executive Compensation, page 53

12.   We note your response to comment 22 and revised disclosure on page 53. With a view to
        disclosure, advise us to what extent any of the approximately $5 million of dividends
        identified in the last paragraph on page 29 served as compensation.

Certain Relationships and Related Party Transactions, page 57

13.   We note the analysis provided in response to our prior comment 25 addressing whether MMH Group, Ancora and Pope are deemed promoters. Please address Item 404(c) of Regulation S-K with respect to the entities that acquired shares in what appears to have been a shell company.

Financial Statements for the Quarter Ended June 30, 2010

Notes to Consolidated Financial Statements, page F-6

14.   We note on page 54 that under the terms of the April 27, 2010 Loanout Agreement your Chief Financial Officer has the right to receive 20,000 restricted shares, and that 3,562 shares vested on June 30, 2010. We further note on page 55 that under the terms of your March 10, 2010 agreement with Ms. Ying Zhang she will receive 10,000 restricted shares. Please tell us if you granted restricted shares during the six months ended June 30, 2010 and, if so:

    a. tell us the grant date(s) and restricted shares granted;

    b. tell us how you accounted for such grants; and

    c. revise the footnotes to your financial statements to provide the minimum share based compensation disclosures required by FASB ASC 718-10-50.

(7) Related Party Transactions, page F-13

15.   We note your disclosure that the $18,000 due to Mr. Tchaikovsky represents 3,562 shares of common stock that are required to be issued to him as of June 30, 2010. We further note the $17,500 cash fee payable to Mr. Tchaikovsky, pursuant to Section 2.1 of the April 27, 2010 Loanout Agreement. Please tell us if the Company has paid the cash fee and, if so, the date it was paid.

(12) Earnings Per Share, page F-16

(b) Diluted, page F-16

16.   We note in your response to comment 36 of our letter dated June 21, 2010 that because the inclusion of the preferred shares results in higher earnings per share for the fiscal year ended December 31, 2009, it is anti-dilutive and therefore excluded from the calculation. Please also explain to us why the inclusion of the preferred shares is anti-dilutive for the interim periods ended June 30, 2010 and March 31, 2010.

Financial Statements for the Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page F-26

(14) Earnings Per Share, page F-35

(b) Diluted, page F-36

17.   We note in Note 13 that your convertible preferred stock participates in any dividends declared and paid on the common stock on an as-if converted basis. Please tell us how you considered FASB ASC 260-10-45 in determining whether to include the participating preferred stock in the computation of basic EPS using the two-class method.

Part II

Item 15

18.   Your response to prior comment 39 from our letter dated June 25, 2010 indicates that you filed the warrant agreement as exhibit 4.5. Your exhibit index incorporates this exhibit by reference from your May 25, 2010 Form S-1 filing which indicates that the exhibit was filed therewith. We are unable to locate this exhibit in that filing or in this filing. Please revise or advise.

Exhibits

19.   Please note the continuing applicability of prior comment 42 from our letter dated June 25, 2010. Please note that the opinion should not include the last sentence or otherwise limit the ability of potential investors to rely on it. Please re-file with an appropriate consent. In this regard, it is unclear what the two asterisks denote in the exhibit index.

Exhibit 5.1

20.   We note your statement that your opinion is limited solely to "the Nevada Revised Statutes" please revise your opinion to opine on Nevada law. Also, with respect to your statement that your opinion is based on the laws in effect on the date thereof, please confirm that you will receive an updated legality opinion dated on the effectiveness date.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 39

Management's Annual Report on Internal Control over Financial Reporting, page 39

Accounting and Finance Personnel Weaknesses, page 40

21.   We note your response to comment 44 of our letter dated June 21, 2010 and disclosure in
your June 30, 2010 Form 10-Q. We continue to believe that your disclosure does not
provide adequate information to allow investors to evaluate whether the control
weaknesses have a pervasive impact on the Company's ICFR or financial reporting when
making investment decisions. Please revise your December 31, 2009 Form 10-K to
further describe the cause of the control deficiency, the nature of the material weakness,
and the control deficiency's impact on the Company's ICFR or financial reporting. Refer
to SEC Release No. 33-8810 for additional guidance. Provide us with your revised
disclosure in your response.

22.   We note your response to prior comment 45 from our letter dated June 23, 2010. Please
revise your Form 10-K to provide all of the information required by Item 405(a)(2) for
Mr. Hayden and the other entities added to your Form S-1 disclosure under the heading
Section 16(a) of the Exchange Act.

Items 7.01 and 9.01 Form 8-K filed July 12, 2010

Ex. 99.1

23.   We note your disclosure of Adjusted Net Income and Adjusted EPS in your presentation
materials, and in your 2010 Financial Guidance in Ex. 99.1 to your Form 8-K filed July
13, 2010. These appear to be non-GAAP measures as defined by Regulation G and Item
10(e) of Regulation S-K as they are not required by GAAP, Commission rules, nor
appear to be required by a system of regulation that is applicable to the Company. To the
extent you disclose or release publicly any material information that includes a non-
GAAP measure in the future, please confirm to us that you will comply with the
Regulation G requirements to:

        a.   clearly label the measure as non-GAAP;

        b.   present the most directly comparable GAAP measure; and

        c.   provide a reconciliation to the most directly comparable GAAP measure

24.   We note your response to prior comment 43 from our letter dated June 23, 2010. However, it does not appear that you have revised to provide all of the information requested by Item 401(e) in your Form S-1. In addition, please note that the release impacts disclosure in both your Form S-1 and Form 10-K and revise according.

25.   The press release included as exhibit 99.1 to your Form 8-K makes reference to your "plans to shift the mix of VLOV locations to be more heavily weighted towards free-standing stores over the next two years," as well as plans to sell at higher price points and increase marketing. Please revise your Form S-1 disclosure, including under your Overview to Management's Discussion and Analysis, to address your plans in greater detail.

Other

26.   We note that you filed a Form 8-K announcing that you submitted a listing application to NASDAQ. Please advise us of the status of this application and update your disclosure as necessary. In this regard you should address, if material, the automatic conversion features associated with your preferred stock.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez (202) 551-3536.

                                Sincerely,

                                John Reynolds
                                Assistant Director

    cc.   Kevin K. Leung
            (310) 208-1154